Filed by Tritium DCFC Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition

Corporation II

Commission File No.: 001-40000

Fast Chargi ng Infrastructure for the Electric Vehicle Revolution ANALYST DAY PRESENTATION September 2021

Disclaimer This presentation (together with oral statements made in connection herewith, the “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Decarbonization Plus Acquisition Corporation II (“DCRN”), Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”) and Tritium Holdings Pty Ltd (“Tritium” or the “Company”). The information contained herein does not purport to be all-inclusive and none of DCRN, NewCo, the Company, Credit Suisse Securities (USA) LLC (“Credit Suisse”) or Palantir Technologies Inc., nor any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, placement agents, advisers or agents make any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The recipient shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment or decision to invest in NewCo. To the fullest extent permitted by law, in no circumstances will DCRN, NewCo, the Company, or any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of DCRN, NewCo, the Company, or the Business Combination. Please refer to the business combination agreement and other related transaction documents for the full terms of the Business Combination. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Use of Data Certain information contained in this Presentation, including that which relates to Tritium’s industry and markets in which it operates, relates to or is based on third party studies, publications and surveys and the Company’s own internal estimates and research. In some cases, we may not expressly refer to the sources from which this information is derived. In addition, all of the market data included in this Presentation involves a number of assumptions, estimates and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions or estimates; none of the Company, DCRN, NewCo, Credit Suisse, nor their representatives or affiliates assumes any responsibility for updating this Presentation based on facts learned following its use. Finally, while the Company believes such third party sources and its internal research are reliable, such sources and research have not been verified by any independent source and none of DCRN, the Company, NewCo or Credit Suisse, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives make any representation or warranty with respect to the accuracy of such information. These and other factors could cause Tritium’s future performance and actual market growth, opportunity and size and the like to differ materially from the Company’s assumptions and estimates presented herein. Forward-Looking Statements Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or DCRN’s, NewCo’s or the Company’s future financial or other performance metrics. For example (and without limitation), other than statements of present or historical fact, all statements concerning the following are forward-looking statements: summary financial forecast; projections of operating performance, revenues, gross margin, expenses, capital expenditures, total cost of goods sold, gross (loss) profit; estimates and projections regarding future manufacturing capacity; projections and estimates of market opportunity and market share; future profitability; the Company’s business plan; market acceptance of the Company’s offerings; the Company’s ability to further attract, retain, and expand its customer base; the Company’s ability to timely and effectively scale its production and manufacturing processes; the Company’s ability to develop new products and services and bring them to market in a timely manner; the Company’s expectations concerning relationships with strategic partners, suppliers, and other third parties; the Company’s ability to maintain, protect, and enhance its intellectual property; future acquisitions, ventures or investments in companies or products, services, or technologies; the Company’s ability to attract and retain qualified employees; continuation of favorable regulations and government incentives affecting the markets in which the Company operates; the proposed Business Combination; DCRN’s ability to consummate the transaction in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders and the receipt of certain governmental and regulatory approvals); the combined company’s future financial performance; proceeds of the Business Combination and the Company’s expected cash runway; the combined company’s strategy, future operations, estimated financial position, revenues and losses, and plans and objectives of management; and other potential effects of the Business Combination on DCRN and the Company. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by DCRN and its management, and the Company and its management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DCRN’s final prospectus relating to its initial public offering, dated February 3, 2021, and other filings with the Securities and Exchange Commission (SEC), the risks described in the section “Risk Factors” in the Investor Presentation furnished as exhibit 99.3 to DCRN’s Current Report on Form 8-K filed on May 26, 2021, other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC, as well as factors associated with companies, such as the Company, that are engaged in electric vehicle charging technology, including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate; macroeconomic conditions related to the global COVID-19 pandemic; trends with respect to rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs and EV charging stations; expected rapid adoption of EVs for passenger and fleet applications; the size and growth of the market for alternative energy vehicles; the effects of increased competition; the ability to stay in compliance with laws and regulations that currently apply or become applicable to electric vehicle charging technology; the failure to realize the anticipated benefits of the Business Combination; the amount of redemption requests made by DCRN’s public stockholders; the ability of NewCo to issue equity or equity-linked securities or obtain debt financing in connection with the Business Combination or in the future. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. None of NewCo, DCRN nor the Company undertakes any duty to update these forward-looking statements. Use of Projections This Presentation contains projected financial information with respect to Tritium. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” paragraph above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. None of DCRN’s, NewCo’s, nor the Company’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, none of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. In preparing and making certain forward-looking statements contained in this presentation, Tritium, NewCo and DCRN made a number of economic, market and operational assumptions. Notably, statements regarding the Company’s summary financial forecasts are, without limitation, subject to material assumptions regarding the Company’s ability to economically manufacture and distribute its products at scale and meet its customers’ business needs, the Company’s ability to successfully execute its growth strategy, the Company’s ability to maintain required strategic supply and distribution arrangements and customer relationships, rates of adoption of battery electric vehicles by customers in the markets in which the Company operates, and continuation of favorable regulations and government incentives affecting the markets in which the Company operates. DCRN, NewCo and the Company caution that these assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

Disclaimer Additional Information In connection with the proposed Business Combination, DCRN and NewCo, which will be the going-forward public company, intend to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed Business Combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. After the registration statement is declared effective, DCRN will mail a definitive proxy statement/prospectus relating to the proposed Business Combination and other relevant materials to its shareholders as of the record date to be established for voting on the proposed Business Combination. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Decarbonization Plus Acquisition Corporation II, 2744 Sand Hill Road, Menlo Park, CA 94025. Financial Information The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the registration statement to be filed by NewCo with the SEC. Some of the financial information and data contained in this Presentation, such as EBITDA, gross profit and free cash flow, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). DCRN, NewCo and Tritium believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Tritium’s financial condition and results of operations. DCRN, NewCo and Tritium believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Tritium’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Tritium’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures, in order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and diï¬ƒculty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. See “Use of Projections” paragraph above. Unless otherwise indicated, all historical or projected financial information and industry data contained in this Presentation is presented based on calendar years and not based on Tritium’s fiscal year, which ends on 30 June. All monetary figures included in this Presentation are reflected in U.S. dollars unless otherwise indicated. Figures originally reported in Australian dollars were translated into U.S. dollars for the purposes of this presentation using the average AUD/USD foreign exchange rates for historical periods and 0.75 for all future periods shown. Participants in the Solicitation DCRN, NewCo, the Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s shareholders with respect to the proposed Business Combination. A list of the names of DCRN’s directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including the final prospectus relating to its initial public offering, dated February 3, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Decarbonization Plus Acquisition Corporation II, 2744 Sand Hill Road, Menlo Park, CA 94025. Additional information regarding the interests of such participants in the solicitation of proxies from DCRN’s shareholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available. No Offer or Solicitation This Presentation shall not constitute a “solicitation” of a proxy, consent, or authorization, as defined in Section 14 of the Securities Exchange Act of 1934, as amended, with respect to any securities or in respect of the proposed transaction. This Presentation also does not constitute an offer, or a solicitation of an offer, to buy, sell, or exchange any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS PRESENTATION OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. Trademarks and Trade Names Tritium and DCRN own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with the Company, NewCo or DCRN, or an endorsement or sponsorship by or of the Company or DCRN. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company, NewCo or DCRN will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Summary of Contracts Insofar as this Presentation contains summaries of existing agreements and documents, such summaries are qualified in their entirety by reference to the agreements and documents being summarized. Risk Factors For a description of the risks relating to an investment in NewCo, including its business and operations, we refer you to “Risk Factors” in the Appendix to the Investor Presentation furnished as exhibit 99.3 to DCRN’s Current Report on Form 8-K filed on May 26, 2021.

Transaction Summary ï,§ Decarbonization Plus Acquisition Corporation II (“DCRN”) is a publicly-listed special purpose acquisition company with an estimated $403 million of cash in trust. DCRN has entered into a business combination agreement with Tritium, pursuant to which the companies will combine and the post-closing company will be an Australian-based company listed on the Nasdaq Transaction ï,§ $15 million PIPE from Palantir ï,§ Investors will receive shares in the post-closing Australian companyï,§ Lock-up period of six months after the closing for Tritium shareholders ï,§ Transaction reflects a valuation of Tritium at $1.2 billion Valuationï,§ Compelling valuation multiple relative to electric vehicle charging infrastructure peers ï,§ Implied pro-forma EV / 2026E revenue and EV / 2026E EBITDA of 0.9x and 4.1x, respectively ï,§ $274 million cash to pro-forma balance sheet at closing(1) Pro-forma capital structureï,§ Fully financed business plan with forecast requiring only $68 million of funding to achieve positive free cash flow in 2023ï,§ Existing shareholders retain majority ownership Pro-forma ownershipï,§ ~70% existing Tritium shareholders, ~30% SPAC and sponsor shares Listing / Tickerï,§ NASDAQ: DCFC (post-merger)

Enabling Clean Energy Through DC Fast Charging Infrastructure Global Reach Intellectual Property Global sales and service The only liquid cooled, IP65 rated charger footprint across 4 continents technology 5,250+ Software Capability DCFC chargers (>50kW) sold Market leading telemetry data streams through Tritium Pulse 41 100+ Countries with Tritium chargers High-quality customers and growing $84 million First Mover Advantage Forecasted 2021E revenue 9+ years of DC charging experience 55+ GWh 2+ million Energy delivered Gallons of gasoline offset 1 Minute 3.6+ million Time to add 20 miles High-power charging with a 350kW charger sessions delivered

An Established Infrastructure Pioneer in the New Mobility Era with a 20 Year History

Accumulating Benefits from EV Penetration

- **Rapidly growing TAM** driven by clear and accelerating shift to EV's
- **Charging market** expected to **outpace EV adoption**
- **DC fast charging ("DCFC")** is a critical component of the successful EV transition

Multiple Avenues for Growth

- Strategic partnerships with diversified base of **blue-chip, global customers**
- **Combined hardware with IoT-enabled software** capabilities position Tritium to lead the market
- Increasing **services revenue** stream via fleet expansion and customer pull for service licensing agreements

Positioned for Continued Market Leadership

- ~15% market share in the United States, ~20% in Europe and >75% in Australia & New Zealand[1]
- Global, corporatized management structure with **459 staff** and serves customers on **4 continents**
- Founder-led product management with **long-tenured** commercial and technical experience
- **Established** manufacturing and operational structure
- **~$220 million of cumulative capital investment to date**

DCFC Focus Creates Strategic & Competitive Advantages

- Demonstrated track record of **innovation** in power electronics
- **Technology leader** with clear, differentiated product roadmap
- **High barriers to entry** across entire technology portfolio
- Uniquely positioned as a leading manufacturer with **exclusive focus** on DCFC

RECENT INSTALLS








revel

(1) As of March 2020.

TRITIUM | DCRN

6

Tritium is valued at a ~67% discount to peers in 2023 CY 2021 CY 2022 CY 2023 Cum. FCF (CY’21-’23) ($ in millions) Mean: 54.4x | Median: 61.6x Mean: 25.2x | Median: 23.4x Mean: 12.2x | Median: 11.1x 84.7x 72.4x Tritium at a ~67% 61.6x discount to mean peer EV / 2023E revenue 41.2x Revenue 25.8x 27.5x 31.6x / 17.3x 21.3x 17.3x 23.4x 12.3x 11.5x 11.1x EV 8.5x 6.7x 10.4x ($ in millions) Enterprise value: $1,444 $272 $1,173 $6,113 $1,744 $2,032 ($ in millions) $65 ($24) ($7) ($8) ($1) ($44) ($44) ($42) ($38) ($141) Flow ($140) ($131) ($151) ($125) ($122) ($144) ($190) ($176) Cash FCF Free Cumulative

DCFC Hardware Total Addressable Market (2022-2026)

Conservatively forecast market share relative to industry TAM estimates that offer significant upside

Total Addressable Market Assumptions

Non-China BEV Fleet [1]		Energy Demand BEVs + PHEVs [2]		Charging Alternatives [3]		Tech Split [4]		Utilization [5]		Additional DCFC Chargers Required [6]		DCFC ASP [7]
31 Million Buses, Cars & Trucks	›	120 Billion kWh	X	30% DCFC	÷	146 kW Average Charger Size	÷	7%	=	365 Thousand	X	$33 Thousand

TAM		Market Share [8]
$12 Billion	›	16%

Key TAM Upside Drivers

BEV Fleet Growth

- BEV adoption forecasts have consistently been revised upwards
- BNEF's current Passenger BEV Fleet forecast for 2026 is up 63% from its 2019 forecast of 17.1 million passenger vehicles

DCFC Demand

- Race to shape customer behavior is underway as legacy fuel suppliers aggressively deploy chargers to preserve value of retail networks
- Potential regulatory limitations on home and workplace charging may increase demand for DCFC

Utilization

- DCFC utilization is forecast to rapidly rise to 7% from 3% today [9], in part implying the pace of charger deployment slows relative to BEV penetration
- Intense competition and aggressive deployment plans may lead to lower utilization levels for longer

Source: BNEF, 2021 EV Charging CIFM Model unless otherwise indicated. Numbers may not tie exactly to totals due to rounding.
(1) Total non-China BEVs.
(2) Total energy demand for BEVs and 14.4 million PHEVs, non-China.
(3) Percentage of energy demand for BEVs and PHEVs supplied by DCFC (50 kW+).
(4) Weighted average of kWh supplied by 50kW, 150kW, 350kW and 1,000kW chargers.
(5) kWh supplied divided by the sum total of annual charger kWh capacity (charger kW capacity * 24 hours * 365 days).
(6) BNEF assumes ~103 thousand DCFC chargers deployed by year-end 2021.
(7) Weighted average price for 50kW, 150kW, 350kW and 1,000kW chargers.
(8) Based upon Tritium's cumulative 2022-2026 revenue forecast excluding revenue from software, services, cord sets and 25kW chargers.
(9) Based on actual charger utilization rates for Tritium's top 5 largest network customers.

TRITIUM | DCRN+
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Table of Contents THE EV INFRASTRUCTURE OPPORTUNITY TRITIUM OVERVIEW OPERATIONS TECHNOLOGY FINANCIALS VALUATION APPENDIX

Energy and Mobility Are Undergoing a Revolutionary Transformation “The auto industry “Renewable energy, EVs, fuel cells, “The federal government also owns an will change more batteries, charging, green hydrogen enormous fleet of vehicles, which we’re … it’s all undergoing a dramatic going to replace with clean electric in the next 5 to 10 shift to the top of our energy vehicles made right here in America made years than it has in ecosystem” by American workers” -Bloomberg New Energy Finance -President Biden the last 50”

The Electric Vehicle Transition Is Here EVs Will Soon Cost Less Than ICE Vehicles and Have Lower Fuel and Maintenance Costs EV Battery Price v EV Battery Demand(1) Medium Car Segment EV Price v ICE Price(2) (GWh) ($ / kWh) ($ in thousands) 3,000 150 $35 2,000 100 $25 1,000 50 $15 – – $5 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2020 2022 2024 2026 2028 2030 Total Battery Cell Market Size (LHS) Battery Cell Cost (RHS) EV Price (Vehicle + Powertrain) EV Battery Price ICE Price Committed Traditional OEMs Supportive Government Policies Bipartisan infrastructure bill supports a $7.5 billion investment towards new chargers over the next In 2020, the European Commission began to decade phase in automotive CO targets 2 USA EU President Biden promised to convert the entire Ionity, the largest public EV charge point federal government’s fleet (~650k vehicles) to operator in EUR, received €39M in grants electric and that every US-made bus will be a BEV through the EU Connecting Europe Facility for by 2030 Transport Executive order mandating all new cars sold Germany has announced electrification of Proliferating New EV OEMs by 2035 to be emission free fuel stations will be included in its €130B of Germany Economic Recovery Funding California ‘EV Make Ready’ initiative to accelerate deployment of more than 50,000 charging stations by 2025 “Under regulations that will come into force in New York “May [in the UK], new [EV] chargers in the home The UK is targeting 100% of new vehicle sales to and workplace will be automatically set not to be electric by 2030 and may ban new sales of function from 8am to 11am and 4pm to 10pm. fossil fuel vehicles Public chargers and rapid chargers, on motorways UK and A-roads, will be exempt.” £500M has been committed by the UK government to a Rapid Charging Fund -The Times “ Source: Bloomberg New Energy Finance, press releases. (1) Bloomberg New Energy Finance – 2021 Long Term Electric Vehicle Outlook. Represents Global data. (2) Bloomberg New Energy Finance – 2020 Long Term Electric Vehicle Outlook. Represents United States data.

And the Charging Infrastructure Needs to Be Ready The global transition to an EV-based transportation network is reliant upon the availability of sufficient charging infrastructure Front-loading of charger build-out by CPOs, utilities, fleets, retailers and governments will ensure sufficient infrastructure will be in place to meet the needs of the growing EV fleet Source: Bloomberg New Energy Finance – 2021 EV Charging CIFM Model; BNEF 2021 Long Term Electric Vehicle Outlook. (1) Represents an average of market research reports Including Allied Market Research, Markets and Markets, IDTechEX, Guidehouse and BNEF. (2) CAGR represents per annum growth rate.

DC Fast Charging Has Clear Advantages Over AC

DC fast chargers reduce range anxiety and charging time, making EV charging more equivalent to filling up with gas

BNEF forecasts ~30% of energy delivered in 2026 will be on fast home and public chargers

Strong potential for higher DC penetration as DC chargers become more prevalent

Onboard AC Charging Slow Due to Size and Cost

	3.7kW	7.7kW
TIME TO ADD 20 MILES OF RANGE	91 Minutes	47 Minutes

TRITIUM

Off-board Fast DC Charging Enables Driver Freedom

	25kW[1]	50kW	350kW
TIME TO ADD 20 MILES OF RANGE	14 Minutes	7 Minutes	1 Minute

Note: Most BEVs available are limited to 7-11kW onboard AC charging due to space, weight and heat restrictions. Nearly all BEV passenger vehicles can charge at 50kW DC, with newer models capable of 200kW+ DC charging.
(1) Represents future product release.

TRITIUM | DCRN+
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DC Fast Chargers are Critical to Meet EV Energy Demand 4.6 million DCFC chargers are needed by 2040 and Tritium’s charging system is uniquely positioned to supply ALL charging operators Key Sectors Investing and Driving Exponential Growth Leading first movers in the transition to electrification CPOs Charging as an enabler of EV sales Auto Driven by EV total cost of ownership advantages Fleets Replace declining fuel sales with kW sales and use gas station Fuel real estate to drive business (Kodak Moment) Drive sales via convenient charge points decoupled from Retail gas station locations Opportunity to control the fuel to electricity transition and Utilities grow profits via bundled customer offerings Source: Bloomberg New Energy Finance – 2021 EV Charging CIFM Model and EVCIPA.

Expanding Universe of Customers is Driving DC Fast Charging Deployment Land-grab for control of charger deployments and energy supply is expected to accelerate DC fast charger demand and may significantly expand TAM Source: Retail, NRF. Utility, EIA. Fuel, NACS. Autos and Fleets, OICA.

A Leader Among Few, Supplying Many Market structure drives robust EV adoption beta; Tritium’s superior technology and product roadmap generate alpha Ancillary Services Site Prep and Energy Installation, Construction management Maintenance and Repair Ancillary Software Fleet Management Payments and Back End Network Performance Software Source: Bloomberg New Energy Finance – 2021 Long Term Electric Vehicle Outlook.

Table of Contents THE EV INFRASTRUCTURE OPPORTUNITY TRITIUM OVERVIEW OPERATIONS TECHNOLOGY FINANCIALS VALUATION APPENDIX

Delivering Rugged, Innovative Power Electronics for over 20 Years Hottest Coldest Highest Deepest Everyday Reliability Experience has delivered robust and reliable DC fast chargers

Global Leader in DC Fast Charging Differentiated Technology Exclusively focused on developing DC fast charging solutions Unique liquid cooled architecture delivers reliability and the smallest footprint Differentiated modular and scalable charging design allows site-wide scalability Leading Expertise Highly talented engineering team including Founders, with a number of employees who are global leaders in their fields 459 Staff IP Protections in Place Key components of leading architecture are protected: 1 Australian patent issued, two Australian pending non-provisional patent applications and three Australian pending provisional patent applications 2 U.S. pending non-provisional patent applications and one foreign patent application pending in Germany 13 Identified inventions to be submitted as provisional patent applications Leading Rapid Product Development Opening highest power electromagnetic test facility for EV chargers in 2021(1) Competitive advantage for rapid test, prototype, compliance and certification Infrastructure to develop and bring products to market in short timeframes One of Few Truly Global Players Strategically located, global footprint: 24/7 Global support Manufacturing on 3 continents, personnel on 4 Hardware fielded and supported in 41 Countries DCFCs comply with electrical certification regulations in all major western markets

Leading Global Market Share Note: Based on calendar year figures. (1) Based on public DC chargers, excluding Tesla. As of March 2020.

Diverse Blue-Chip Customer Base We chose to partner with Tritium because they have a world-leading technology and have shown they can develop and deliver their products quickly Michael Hajesch I O N I T Y C E O

Recent Commercial Announcements

BMA

- Provided charging solution to BHP Mitsubishi Alliance (BMA) in conjunction with Miller Technology providing their Relay EV, with two units already installed
- Chargers are modified versions of the standard RT175-S to meet and exceed Australian mine-site standards
- **Charger Model:** RT175-S (Mine Modified)
- **# Units:** 2 installed with plans to rapidly expand at the completion of a successful trial

Evie

- Partially funded by the Australian Renewable Energy Agency (ARENA)
- Installing at destinations to compliment Evie's existing route-charging network of Tritium PK-series units
- **Charger Model:** RTM50
- **# Units:** 300+
- **Timeframe:** Finalized by Q3 2023

greenlots (A Member of the Shell Group)

- Long-term Tritium customer with projects across the USA
- Partnering with Baltimore Gas & Electric to rollout Veefil RT50 Chargers across central Maryland
- **Charger Model:** RT50
- **# Units:** 12 sites to start, 100+ sites planned (multiple units per site)
- **Timeframe:** Ongoing through 2022

revel

- Ride-share company focussing on EV's using Tesla Model Y and establishing Charging "Superhubs" for their operators
- Installed 25 RTM75 chargers in Brooklyn for the first site, plans for other sites recently announced
- **Charger Model:** RTM75
- **# Units:** 25-30 per site, first rollouts through NYC
- **Timeframe:** Additional sites likely throughout 2022

loop

- Growing Network Operator in the US rolling out sites in CA to start, with expansion plans to AZ, NY and NJ
- First site with two RT50, rollout planned in at least 4 states with RTM products
- **Charger Model:** RT50, RTM75
- **Timeframe:** Ongoing through 2022

MOBILIZE (Beyond Automotive) | power solutions

- Mobilize (formerly Elexent) will be deploying Tritium DCFC equipment across Europe for Fleet solutions
- Mobilize is a subsidiary of Groupe Renault, and will enable fleet operators to have a turn-key EV charging solution
- **Charger Model:** RT50 & RTM75
- **Timeframe:** Continuous deployment as required for Mobilize' customers

GRIDSERVE (Electric Highway)

- Partnering with Tritium for HPC solutions for sites across Great Britain with energy supplied by Ecotricity – the world's first 100% green energy company
- Installed twelve PK350 charging stations at Rugby (near Coventry) for route-charging between London & Birmingham
- **Charger Model:** PK350
- **# Units:** 12
- **Timeframe:** Installed Q2 2021

Osprey (EV Charging Network)

- First European installation of RTM75 Chargers at a Starbucks site in Gosport, UK with two systems.
- Planned rollout of a further 400 chargers across 200 sites.
- **Charger Model:** RTM75
- **# Units:** 12 installed, rollout continuing
- **Timeframe:** Estimated to Continue through 2022

Note: Non-exhaustive customer list.

TRITIUM | DCRN
22

Business Model Built for Long-Term Product Lifecycle Deep customer partnerships and recurring revenue Access to charger management platform (Pulse) and over the air software updates Paid connectivity packages, 3G & 4G Planned paid platform modules including Tritium workbench, predictive analytics, site, load and asset management, data monetisation platform and lightweight payment management functionality On screen marketing and advertising platform API access and software development kit access

Table of Contents THE EV INFRASTRUCTURE OPPORTUNITY TRITIUM OVERVIEW OPERATIONS TECHNOLOGY FINANCIALS VALUATION APPENDIX

Localized Manufacturing Strategy

Localized Production – Planned for 2022

Ramp up production capacity	Increase speed to market via proximity	Reduce supply chain and freight costs	Increased flexibility for customer orders

New Facility – Estimated USA production from Q3 2022

- Initial expected capacity at 4 Production Lines
- Potential expansion to more than double production lines
- Starting with one shift per day
- Potential expansion to three shifts per day

5,000	10,000
Initial Capacity DCFC Units p.a. capacity	**Expansion Capacity** DCFC Units p.a. capacity

New Facility – Estimated EUR production from Q3 2022

- Initial expected capacity at 4 Production Lines
- Potential expansion to more than double production lines
- Starting with one shift per day
- Potential expansion to three shifts per day

5,000	10,000
Initial Capacity DCFC Units p.a. capacity	**Expansion Capacity** DCFC Units p.a. capacity

Current Facility – will transition from global supply to Asia Pacific focus after Q3 2022

- Established capacity of 6 Lines
- Currently operating two shifts per day
- Potential to operate three shifts

5,000
Established Capacity DCFC Units p.a. capacity

25

R&D Product Development & Prototyping Supply Chain & Production Software Development From Design Through Support Quality Assurance Vehicle Testing & Interoperability Sales, Marketing & Distribution 24/7 Support & Warranty

Table of Contents THE EV INFRASTRUCTURE OPPORTUNITY TRITIUM OVERVIEW OPERATIONS TECHNOLOGY FINANCIALS VALUATION APPENDIX

Why Customers Choose Tritium Technology

Lowest Total Cost of Ownership Small footprint, sealed enclosure and liquid cooled technology results in up to 37% TCO reduction over 10 years of operation compared to all other competitors who use air-cooled systems TCO Comparison over 10 years of Operation Standby Energy Preventative Maintenance Repairs & Maintenance Average Installation Cost Equipment Cost Additional Costs for Air-Cooled Competitors In charger heater costs Extra site visits to wash and/or replace air filters Consumables (air filter) Heater replacements Extra transport costs Larger footprint and foundations Possible lost parking space Note: Indicative assumptions based on a 50kW equivalent air cooled DC fast charger from competitors. Installation cost savings based on square meter reduction, reduced installation labor, reduced concrete and reduced transport costs due to smaller sized units. Preventative maintenance based on fewer maintenance visits to clean and replace fan air filters. Standby energy savings based ongoing heater costs.

Established Historic Product Portfolio

Tritium’s Future Modular, Scalable, Charging (“MSC”) Platform The new platform maximizes the value of the operator’s business NO REGRETS GROWTH LOWER OPERATING COST RETURN ON CAPITAL DEPLOYED Easily plan and flexibly scale Tritium design principles focus on Tritium’s MSC architecture optimizes the charging assets over time growth innovative ways to reduce operator costs capital efficiency of charging sites Sealed Enclosure All in One DC Fast Charging ï,§ Reduces ongoing maintenance, ï,§ Turn-key solution able to be stocked with local lowering stand-by power and wholesalers and installed by local contractors increasing expected lifetimeï,§ Well suited to retail application with small low to mid-power charging sites Small footprint Charger in the same ï,§ Suited to locations with small physical space, or ï,§ parking spot as the vehicle constrained grid connections Distributed DC Fast Charging Resilient ï,§ Configure the solution for the application Grow with the marketï,§ Modules are designed for rapid ï,§ Size for vehicle connection to maximize revenueï,§ Scale up + Scale out repair and single service agent liftï,§ Size for grid feed to align capital expenditure with ï,§ Pay As You Grow capacityï,§ Increases redundancy, ensuring Benefit from economies of and better ï,§ scale that drivers can continue charging utilization of paid for assets Work within the limits of the site even if a single module requires ï,§ Defer grid feed augmentation maintenanceï,§ Site floor area keeps within the vehicle car parking area

The RTM75 is The First Tritium MSC Product To Be Released

Next generation products leverage Tritium's MSC platform

Upgradeable Modular System allows you to grow as your customer demand does

Liquid Cooling ensures quiet and consistent operation, even during the most extreme temperatures



Long Managed Cables with cable management, making it easy for drivers to plug in, while keeping cables neatly off the ground




TRITIUM

CUSTOMER BENEFITS

DC Meter
Tritium's DC Meter is available across the MSC platform



Easy to Service Power Electronics Modules rated for Single Person Lift

Sealed Enclosure means less wear and tear, longer system life and lower maintenance with no filters to change

Increased Safety with door and tilt sensor that support upstream breakers, ensures the charger is de-energized quickly in an emergency

Slim, Compact Footprint allows for easy installation in front of the car space, between vehicles, and in multi story car parks


TRITIUM
RTM75

Easy to install, easy to own, easy to use

TRITIUM | DCRN
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The MSC Platform Will Deliver a Broad Product Range From Common Components RTM Platform—Standalone DC Fast Charging PKM Platform – Distributed DC Fast Charging AC Input – DC Output 75kW 150kW DC Input – DC Output 150kW 360kW 1000kW DC -> DC Modules DC -> DC Modules AC -> DC Modules T R I T I U M B E N E F I T S Standardized Base Rapid New Product Streamlined Compliance Optimized Serviceability Components Development & Certification -Mary Barra, CEO of General Motors

Overview of MSC Platform Future Anticipated Releases

75kW	150kW	150kW	360kW	1MW	25kW
Released 2020	2022	2021	2022	2023	2023



Retail Applications

- Self-Contained System
- Convenience Charge
- Easy Installation



Charging Park Applications

- Sitewide System
- Essential Charge
- More BEVs Served With Less Infrastructure



Depot Charging Applications

- Configured Plug'n'Play System
- Specialized Charging Requirements
- Structured Deployment



Low Power DC Charging

- Distributed low-power DC
- Large scale fleet deployment
- Easy Installation

EASY ON SITE GRID-SCALE BATTERY INTEGRATION

Note: Product roadmap is subject to change.

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Integrated Software, Firmware and Data as Barriers to Entry Tritium Data Advantage Barriers to Entry Charging network optimisation Operations and product Hardware regulations & optimisation standards Customer offering & market insights Credit Card Payment DC Meter Local laws and requirements Driver experience Stakeholder insights All vehicles Operator software compatible integrations 2030.5 Grid, utility, building Global 3rd party service Interaction partners trained Tritium Data Lake Tritium Deployed Chargers Software & Ecosystem Integrations ï,§ 7 years operating historyï,§ Entire fleet designed with 4G data ï,§ Dozens of detailed data feedsï,§ 3.6M+ charging sessions connectivityï,§ Hundreds of interfaces across the ï,§ 5,250+ chargersï,§ Dozens of telemetry sensors per ecosystem established and charger continually updatedï,§ 41 countriesï,§ 12 microprocessors per chargerï,§ All climatic conditionsï,§ Varying grid conditions

Table of Contents THE EV INFRASTRUCTURE OPPORTUNITY TRITIUM OVERVIEW OPERATIONS TECHNOLOGY FINANCIALS VALUATION APPENDIX

Strong Revenue Base with History of Rapid Growth Numerous R&D successes and key Track record of successfully growing business wins Mature operations operations through multiple periods of enable next phase of business rapid growth Reputation for relentless execution and ability expansion to overcome hurdles $ I N M I L L I O N S COVID supply $59 chain impact in 2020 +56% $50 CAGR $31 $14 $10 2016A 2017A 2018A 2019A 2020A Note: 2016 – 2018 based on AASB. 2019 – 2020 based on US GAAP. Financials refer to calendar year figures.

2021 and 2022 Update $ I N M I L L I O N S Sales Backlog Revenue $170 Production has ramped despite the effects of COVID-19 on supply chain and freight $84 Q4’21E YoY projected revenue growth of 174% $66 $42 $44 $40 $42 $34 $34 $25 $27 $26 $17 $18 $17 $19 $16 Strong 2022 growth outlook $13 $13 $9 $9 $9 $11 $7 driven by new customer wins in 2021 Q1’20 Q2’20 Q3’20 Q4’20 Q1’21 Q2’21 Q3’21E Q4’21E 2021E 2022E Note: Financials refer to calendar year figures. Q3’21E represents actual financials for July and August, as well as September estimated forecast. 2020 financials converted at AUD/USD foreign exchange rate of 0.6944, while 2021 financials are converted at AUD/USD foreign exchange rate of 0.75. 2021 projections subject to supply chain / freight delays or other COVID-19 impacts.

Revenue Scales with Industry Growth


$ IN MILLIONS
~4%
~96%
2020A
~10%
~17%
2026E
~73%
$59
$84
$170
$359
$603
$982
$1,522
2020A
2021E
2022E
2023E
2024E
2025E
2026E
Chargers
Services
Software

REVENUE GROWTH IS DRIVEN BY:

Diversified blue-chip customer base

- Accelerating investment and providing continued momentum

Charge point operators **installing ahead of EV uptake for 'land grab'** purposes or to secure government incentives

New product releases

- Several new products including a range of software modules and expanded service coverage is planned over next 5 years
- Entry into new countries and adjacent segments

Increasing revenue from recurring software and services as the **installed fleet grows**

Note: Financials refer to calendar year figures.

TRITIUM | DCRN

39

Robust Growth and Near-Term Positive Cash Flow Conversion Profile Differentiates Tritium from EV Charging Peers Revenue Gross Profit(1) ($ in millions) ($ in millions) $654 $1,522 $432 $982 $283 $603 $359 $162 $84 $170 $8 $46 2021E 2022E 2023E 2024E 2025E 2026E 2021E 2022E 2023E 2024E 2025E 2026E % growth 42% 102% 111% 68% 63% 55% % margin 9% 27% 45% 47% 44% 43% EBITDA(2) ($ in millions) ($ in millions) $306 $348 $196 $221 $137 $131 $65 $71 ($38) ($18) ($44) ($24) 2021E 2022E 2023E 2024E 2025E 2026E 2021E 2022E 2023E 2024E 2025E 2026E % margin (45%) (11%) 20% 23% 23% 23% % EBITDA 91% 96% 89% 88% Note: Financials refer to calendar year figures. (1) Gross Profit defined as Revenue less cost of goods sold (which includes depreciation and amortization related to assets used in production). (2) EBITDA defined as net loss before interest income or expense, income tax expense or benefit, and depreciation and amortization. EBITDA Margin defined as EBITDA, divided by total Revenue, for the period presented. (3) Free Cash Flow defined as EBITDA less Capital Expenditures and change in Net Working Capital.

Table of Contents THE EV INFRASTRUCTURE OPPORTUNITY TRITIUM OVERVIEW OPERATIONS TECHNOLOGY FINANCIALS VALUATION APPENDIX

Transaction Overview

Key Transaction Terms

$1.4B
Pro-forma enterprise value
Implied 4.1x 2026E EBITDA and 0.9x 2026E revenue

$1.2B
transaction value

$403M
DCRN cash in trust[1]
Investors will receive shares in combined company based in Australia and listed on the Nasdaq

$274M
Strong balance sheet with an estimated $274M cash upon closing of the transaction[1]
Ensures ability to deliver growth organically and via M&A

Illustrative Pro-Forma Valuation

($ in millions, shares in millions)

Illustrative price per share	$10.00
Pro-forma outstanding shares	171.8
Post money equity value	$1,718
(-) Pro-forma net debt (6/30/2021)	(274)
Enterprise value	$1,444

Existing Tritium shareholders are rolling their equity and are collectively expected to own 70% of the pro-forma company

Illustrative Sources and Uses[1]

($ in millions)

Sources		Uses	
Cash in Trust Account	$403[1]	Rollover equity	$1,200
PIPE Financing	15[2]	Cash to balance sheet	274
Rollover equity	1,200	Debt repayment	61[3]
Existing cash	6	Share-based compensation	28[4]
		Transaction expenses	61[5]
Total sources	**$1,624**	**Total uses**	**$1,624**

Pro-Forma Ownership[1]



1%
6%
23%
70%
Shares to PIPE (Palantir)
Sponsor Shares
DCRN Investors
Existing Tritium shareholders

(1) Pro-forma ownership structure assumes $10.00 per share and no redemptions. Excludes public and private warrants.
(2) Represents $15mm PIPE from Palantir.
(3) Reflects the repayment of approximately $61.0 million in debt and related interest and penalties, including (i) the repayment of approximately $47.5 million in principal, interest and penalties incurred in connection with the June 2020 investment by CIGNA under the CIGNA Loan, (ii) the payment of approximately $6.8 million in interest and penalties related to the repayment in full of the July 2021 investment by CIGNA under the CIGNA Loan and (iii) the repayment of $6.8 million in principal and interest incurred in connection with a shareholder loan made to Tritium by St Baker Energy Holdings Pty Ltd.
(4) Reflects payment of $21.6 million in share-based compensation by Tritium under its incentive plans and $5.9 million in tax payable by Tritium on certain share-based incentives.
(5) Reflects transaction-related costs of DCRN, Tritium and NewCo of approximately $40.0 million, deferred underwriting fees from DCRN's IPO of approximately $14.1 million and a payment by Tritium to Vontier of approximately $7.1 million in connection with its waiver of its right to purchase Tritium.

TRITIUM | DCRN
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Differentiated Business Model and Financials ELECTRIC VEHICLE CHARGING PEERS DIVERSIFIED ELECTRICAL EQUIPMENT Public Comps De-SPACs Leading DCFC Technology Blue-Chip Customer Base ï,§ Leading mobility technology peers focused on the ï,§ Leading OEMs across the diversified electrical Sustainable Growth charging infrastructure space equipment spaceï,§ Valuation at mature, steady-state levels Scaling Margins Disruptive growth business and financial profiles Well-capitalized with significant resources to invest in EV Benefit from same fundamental trends of growing Real Revenue Base Today EV penetration and charging buildout Diversified with limited EV focus to date Compelling Valuation Varied technology offerings; no “pure play” DCFC Many commodity products OEM

Discounted Future Enterprise Value $ IN MILLIONS FUTURE DISCOUNTED POST-MONEY $5,568 / $34.46 ~261% NTM at Midpoint Premium December 2025 $4,872 / $30.37 $1,522 Revenue million $348 EBITDA $2,451 / $16.15 million ~59% Midpoint Premium $2,145 / $14.36 $1,444 / $10.00 ~28-31% ~28-32% compounding compounding equity return through equity return 2025 1 4 X—1 6 X DIS CO through UNTE D 2025 E N T E R PR IS E V A L UE N T M E BIT DA 4 .5 PE R IO DS A T 2 0 % A T DE CE M BE R 2 0 2 5 Note: Implied share prices exclude dilutive impact of public and private warrants.

Table of Contents THE EV INFRASTRUCTURE OPPORTUNITY TRITIUM OVERVIEW OPERATIONS TECHNOLOGY FINANCIALS VALUATION APPENDIX

Leading Telemetry Data Streams and Interactive Software Platform On-Charger Firmware and IoT Off-Charger Software Platform Tritium Firmware and ï,§ Comprehensive vehicle compatibilityï,§ Remote device monitoring ï,§ Connected on-device sensors and telemetryï,§ Interactive data platform and error diagnosis Software Capabilityï,§ On-charger microprocessorsï,§ Ongoing software optimization ï,§ Grid condition sensors and data collectionï,§ Predictive maintenance Local Generates insights using artificial intelligence and machine learning Computing locally inside the charger itself Edge Computing Local Eliminates transmission of large quantities of data; sensitive data Storage only stored within the charger Data Uses Charging Network Optimization Stakeholder Insights Customer Offering & Market Insights ï,§ Utilization Insightsï,§ UX / UI Interaction Dataï,§ Energy Delivery Insightsï,§ Maintenance Alertsï,§ Vehicle Trendsï,§ Grid Interaction Trends

24 / 7 Global Customer Support Tritium Provides Global Service Coverage from 3 Locations ï,§ All chargers connected and monitored in real-time via 4G ï,§ Customer support team staffed by qualified and trained engineers ï,§ 8 years and 40 million hours cumulative charger uptimeï,§ Warranty extensions available up to 10 yearsï,§ Paid service level agreements available for life of the chargerï,§ Non-warranty services, repairs and spares available for life of chargerï,§ Delivering high uptime

Select Future Product Adjacencies

Low Power DC Chargers (25kW)

- Low power AC charging requires an onboard AC/DC converter within the vehicle, typically limited to ~7-11kW. Onboard charging speeds are limited due to weight, size and heat constraints within the vehicle
- The onboard AC charging component is a key cost reduction opportunity being pursued by Automotive OEMs that will particularly benefit fleet operators
- Low Power DC charging will be essential for non-AC charging capable vehicles and is a future product opportunity for Tritium
- Additionally, fleet operators can design more effective depot charging solutions via low power DC charging as opposed to relying on onboard AC charging

Benefits to fleet operators include:

Charger TCO Savings

- Centralized rectification enables depot managers to right size their charging capacity to duty cycles
- DC cabling can reduce install costs

Accessible Maintenance

- Centralized equipment can improve service access and repair times
- Increased flexibility to design redundant systems such as storage integration

Granular Communications

- Charger to vehicle communications are possible via DC charging and can provide fleet managers valuable operational data



Alternating Current (AC)
Direct Current (DC)
Onboard charger
Battery
DC Rapid charging station

Source: Graphic from Wallbox company website.

TRITIUM | DCRN 48

Maximize Revenue and Real Estate Usage Small footprint design allows chargers to be installed almost anywhere and reduces or eliminates the number of car parking spaces lost to charging stations for site hosts Tritium Chargers Keep Valuable Car Parking Spaces Parking Real Estate Lost Using Larger Competitor Products

DC Fast Charging Everywhere Parking arrangement Work Destination Charging need (e.g. office, govt property) (e.g. mail, supermarket, car park) Shared parking Public parking Contractual party 2-10 hours <4 hours Business owner Business owner or municipality Multi-Family Home On-The-Go (e.g. apartments) (e.g. retail charging stations) Private and/or shared parking Public parking Multiple hours/day Quick necessary on-the-go charging (<1 hour) Real estate owner Investor Single-Family Home Fleet Depot Own parking (e.g. vocational, public services courier) Multiple hours/day Private parking End-user Charging need dependent on fleet management Fleet owner